RENAISSANCE MACRO SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF
RENAISSANCE MACRO HOLDINGS, LLC)
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69079

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Renaissance Macro Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9 OLD KINGS HWY S FL 3
(No. and Street)

DARIEN	CT	06820
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Doreen vega	212-751-4422	dvega@dfpaprtners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC
(Name – if individual, state last, first, and middle name)

11 Broadway - Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

06/06/2006	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Scott DeGraaf _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Renaissance Macro Securities, LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 25

Signature: _____

Title: _____
Cheif Executive Officer

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

RENAISSANCE MACRO SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF RENAISSANCE MACRO HOLDINGS, LLC)
FINANCIAL STATEMENTS
DECEMBER 31, 2024

CONTENTS

These financial statements and schedules are deemed **CONFIDENTIAL** pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Renaissance Macro Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Renaissance Macro Securities, LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

YSL & Associates LLC

We have served as Renaissance Macro Securities, LLC's auditor since 2016.

New York, NY

February 24, 2025

RENAISSANCE MACRO SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF RENAISSANCE MACRO HOLDINGS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

Assets	
Cash	$ 1,170,641
Receivable from clearing broker	439,702
Prepaid expenses	28,795
Total assets	$ 1,639,138
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 299,837
Due to affiliates	129,536
Total liabilities	429,373
Member's equity	1,209,765
Total Liabilities and Member's Equity	$ 1,639,138

These financial statements and schedules are deemed **CONFIDENTIAL** pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

The accompanying notes are an integral part of these financial statements.

RENAISSANCE MACRO SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF RENAISSANCE MACRO HOLDINGS, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

Revenues	
Commissions	$ 3,003,028
Rebate income	96,968
Other income	252
Total revenues	3,100,248
Expenses	
Employee compensation and benefits	889,767
Member compensation and benefits	182,651
Execution, exchange, and clearing fees	793,092
Information & Technology	286,523
Professional fees	155,422
General office	99,826
Regulatory and agency fees	24,427
Travel and entertainment	19,180
Quote services	17,422
Total expenses	2,468,310
Net income	$ 631,938

These financial statements and schedules are deemed **CONFIDENTIAL** pursuant to
subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

The accompanying notes are an integral part of these financial statements.

RENAISSANCE MACRO SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF RENAISSANCE MACRO HOLDINGS, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

Member's Equity at December 31, 2023	$	1,317,827
Distributions		(740,000)
Net income		631,938
Member's Equity at December 31, 2024	$	1,209,765

The accompanying notes are an integral part of these financial statements.


RENAISSANCE MACRO SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF RENAISSANCE MACRO HOLDINGS, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024


Cash provided by operating activities	
Net income	$ 631,938
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease/(Increase) in operating assets	
Receivable from clearing broker	132,552
Prepaid expenses	(2,826)
(Increase)/Decrease in operating liabilities	
Accounts payable and accrued expenses	11,479
Due to affiliates	84,202
Net cash provided by operating activities	**857,345**
Cash used in financing activities	
Member's distributions	(740,000)
Net cash used in financing activities	**(740,000)**
Net increase in cash	117,345
Cash at beginning of year	1,053,296
Cash at end of year	**$ 1,170,641**

NOTE 1.   ORGANIZATION AND BUSINESS ACTIVITY

Renaissance Macro Securities LLC (the "Company"), a wholly owned subsidiary of Renaissance Macro Holdings, LLC (the "Parent"), is a limited liability company organized in the state of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its SEC and FINRA approval for membership on March 13, 2013.

The Company conducts business by introducing brokerage accounts on a fully disclosed basis to a clearing broker.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue from Contracts with Customers

Recognition

The Company recognizes revenue with its customers in accordance with "Revenue from Contracts with Customers" ("ASC Topic 606") Under Topic 606 revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. At times significant judgement may be required to assess the amounts of revenue recognized and time of recognition.

The Company earns commissions on security transactions from brokerage execution services and records commission income on a trade-date basis. Clearing costs and other fees incurred in the execution of customer - directed trades are also recorded on a trade-date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Rebate income represents discounts received from execution service providers, and is recognized in the period when the discount was applied.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Revenue from Contracts with Customers (Continued)

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of December 31, 2024, there were no receivables reported in the statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer. As of January 1, 2024, and December 31, 2024, there were no contract assets reported in the statement of financial condition.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of January 1, 2024, and December 31, 2024, there were no contract liabilities reported in the statement of financial condition.

Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for tax purposes, accordingly, no provision has been made in the accompanying financial statements for any federal or state income taxes. All revenue and expenses retain their character and pass directly to the Parent's income tax returns.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures has no material effect on these financial statements.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Accounts receivable are carried at original invoice amount less an allowance for credit losses. The allowance for credit losses is determined by evaluating each individual customer receivable and considering the customer's financial condition, credit history, along with current and future economic conditions. Accounts receivable are written off against the allowance when all or a portion are deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as reduction of credit loss expense when received. As of January 1, 2024, and December 31, 2024, there were no accounts receivables outstanding.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases

The company accounts for leases in accordance with the provisions of ASU 2016-02, Leases (Topic 842), which superseded the existing guidance for lease accounting. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application.

The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that during the year ended December 31, 2024 no agreements or arrangements existed that met the criteria to be classified as a lease under the guidance.

Due from Clearing Broker

As of December 31, 2024, amounts receivable from the clearing broker of $439,702 consisted of deposits and amounts due from the clearing broker, net of any payable for fees, commissions and errors and included clearing deposit of $100,000 with RBC Correspondent Services ("RBC").

NOTE 3.   RELATED PARTY TRANSACTIONS

The Company has entered into an Expense Sharing Agreement with Renaissance Macro Research, a related party. Expenses such as payroll, office, telephone, IT, and insurance are allocated between the companies. Expenses allocated to the Company by the Renaissance Macro Research amounted to $1,221,838 for the year ended December 31, 2024, and are included in the accompanying statement of operations. At December 31, 2024, $129,536 was owed to Renaissance Macro Research.

NOTE 4.   GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.

These financial statements and schedules are deemed **CONFIDENTIAL** pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

NOTE 4.   GUARANTEES (Continued)

This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company has issued no guarantees at December 31, 2024 or during the year then ended.

NOTE 5.   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $1,180,524 which was $1,130,524 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.36 to 1.

NOTE 6.   COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2024 or during the year then ended.

NOTE 7.   OFF-BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

NOTE 8.   CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

NOTE 9.   SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of by introducing brokerage accounts on a fully disclosed basis to a clearing broker. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 28 percent of its total revenues from one external customer through clearing broker in 2024.

NOTE 10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in these financial statements through February 24, 2025, when the financial statements were issued and determined that there are no subsequent events requiring adjustments to or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

RENAISSANCE MACRO SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF RENAISSANCE MACRO HOLDINGS, LLC)
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

Schedule I

Computation of net capital	
Credits:	
Total member's equity	$ 1,209,765
Debits:	
Nonallowable assets	
Prepaid expenses	28,795
Total non-allowable	28,795
Net capital before haircuts	1,180,970
Less: Haircuts	(446)
Net capital	1,180,524
Computation of basic net capital requirements	
Minimum net capital required (calculated as the greater of $50,000 or 6 2/3% of aggregate indebtedness)	50,000
Excess net capital	$ 1,130,524
Aggregate indebtedness	$ 429,373
Ratio of aggregate indebtedness to net capital	0.36 to 1

There are no material differences between the above computation included in the Company's corresponding unaudited form X-17A-5 Part IIA filing as of December 31, 2024.

See report of independent registered public accounting firm.

These financial statements and schedules are deemed **CONFIDENTIAL** pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

RENAISSANCE MACRO SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF RENAISSANCE MACRO HOLDINGS, LLC)
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR
BROKERS AND DEALERS PURSUANT TO SEC RULE 15c3-3
DECEMBER 31, 2024   Schedule II

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (ii). The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm.

These financial statements and schedules are deemed **CONFIDENTIAL** pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Renaissance Macro Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Renaissance Macro Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company did not carry PAB accounts as defined in Rule 15c3-3.

The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

YSL & Associates LLC

New York, NY
February 24, 2025

RENAISSANCE MACRO SECURITIES LLC
(A WHOLLY OWNED SUBSIDIARY OF RENAISSANCE MACRO HOLDINGS, LLC)
RULE 15c3-3 EXEMPTION REPORT
DECEMBER 31, 2024

Renaissance Macro Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii);

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

(3) The Company did not carry PAB accounts as defined in Rule 15c3-3

Renaissance Macro Securities LLC

I, Jeffrey Scott DeGraaf, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Chief executive officer

These financial statements and schedules are deemed **CONFIDENTIAL** pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.